Exhibit 99.1

Medigus Announces Availability of Annual Report on Form 20-F

OMER, Israel, March 31, 2017 – Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced the filing of its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2016, with the Securities and Exchange Commission on March 30, 2017. This document is available through the company’s website (www.medigus.com). Shareholders may receive a hard copy of the annual report on Form 20-F free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d)(1)(C).

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il